UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

FORM SD
SPECIALIZED DISCLOSURE REPORT
______________________________________________

LUXFER HOLDINGS PLC
______________________________________________
(Name of Registrant as Specified in Charter)

England and Wales	001-35370	98-1024030
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1433 North Water Street, Suite 400,
Milwaukee, WI, 53202
______________________________________________
(Address and Zip Code of Principal Executive Offices)

Benjamin M. Coulson
Corporate Controller & Company Secretary
+1-414-269-2419
______________________________________________

(Name and Telephone Number, including Area Code, of the Person to Contact in Connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, this Specialized Disclosure Report (Form SD) is filed by Luxfer Holdings PLC in connection with conflict minerals that are necessary to the functionality or production of certain products that we manufacture or contract to manufacture. The term “conflict minerals” includes cassiterite, columbite-tantalite (coltan), wolframite, and their derivatives—tantalum, tin, and tungsten—as well as gold (collectively referred to as “3TGs”). These minerals are considered conflict minerals under Rule 13p-1 regardless of origin or whether they directly or indirectly finance armed groups in the Democratic Republic of the Congo (DRC) or adjoining countries (the “covered countries”).

Luxfer Holdings PLC (together with its consolidated subsidiaries, “Luxfer”) is a global industrial company innovating niche applications in materials engineering. Luxfer focuses on value creation by using its broad array of technical know-how and proprietary technologies to help create a safe, clean and energy-efficient world. Luxfer's high performance materials, components and high-pressure gas containment devices are used in defense, first response and healthcare, transportation and general industrial applications.

Following a review conducted by Luxfer’s technical personnel, we identified that certain products incorporate small amounts of 3TGs or materials containing 3TGs (collectively, “3TG materials”) that are necessary to the functionality or production of those products (the “covered products”). These materials are procured from a limited number of suppliers (the “covered suppliers”).

In accordance with Rule 13p-1, Luxfer conducted a good faith Reasonable Country of Origin Inquiry (RCOI) to determine whether any of the necessary 3TGs in our 3TG materials originated in the covered countries or were sourced from recycled or scrap materials. This inquiry involved written and verbal communication with our covered suppliers, requesting specific information about the origin of the 3TGs contained in the supplied materials. Luxfer utilized the Conflict Minerals Reporting Template (CMRT), developed by the Responsible Minerals Initiative (RMI), to standardize supplier responses and collect information about smelters, refiners, and country of origin.

Each of the covered suppliers provided information indicating that the 3TGs in the products they supplied to Luxfer either did not originate in the covered countries or were sourced from recycled or scrap materials.

Based on the results of our RCOI, which was designed in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Luxfer has no reason to believe that any of the 3TGs contained in its 2024 covered products originated in the covered countries or were not from recycled or scrap sources.

This disclosure is also publicly available on our website at: www.luxfer.com/about/environment-social-and-governance.

Item 1.02 Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01    Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: May 28, 2025

By: /s/ Benjamin M. Coulson
Name: Benjamin M. Coulson
Title: Corporate Controller & Company Secretary